CORTEX AUTOMATION, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019
AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
Cortex Automation, Inc.
Boston, Massachusetts

We have reviewed the accompanying financial statements of Cortex Automation, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
November 25, 2020

CORTEX AUTOMATION, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 48,120	89,708
Accounts receivable, net	127,212	40,250
Prepaid expenses and other current assets	2,774	4,337
TOTAL CURRENT ASSETS	178,106	134,295
PROPERTY AND EQUIPMENT		
Property and equipment, net	-	369
OTHER ASSETS		
Goodwill	115,000	115,000
	115,000	115,000
TOTAL ASSETS	$ 293,106	$ 249,664

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	12,797	10,969
Accrued expenses	18,839	9,274
Unearned income	83,014	131,289
Convertible notes	608,562	-
Accured interest	230,231	182,106
Note payable - current portion	4,601	-
TOTAL CURRENT LIABILITIES	958,044	333,638
LONG-TERM LIABILITIES		
Note payable	100,832	102,886
Convertible notes	-	601,518
TOTAL LONG-TERM LIABILITIES	100,832	704,404
TOTAL LIABILITIES	1,058,876	1,038,042
SHAREHOLDERS' EQUITY		
Common stock, see note 6	431	417
Additonal paid-in capital	159,194	154,848
Retained earnings	(925,395)	(943,643)
TOTAL SHAREHOLDERS' EQUITY	(765,770)	(788,378)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 293,106	$ 249,664

See independent accountant's review report and accompanying notes to financial statements.

CORTEX AUTOMATION, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 603,432	$ 432,330
COST OF GOODS SOLD	38,579	15,159
GROSS PROFIT	564,853	417,171
OPERATING EXPENSES		
Depreciation expense	369	369
General and administrative	71,863	74,880
Insurance expense	15,298	27,182
Payroll expense	464,316	458,510
Professional fees	13,484	66,636
Sales and marketing	112,720	59,711
Subcontractors	10,839	-
TOTAL OPERATING EXPENSES	688,889	687,288
NET OPERATING INCOME	(124,036)	(270,117)
OTHER INCOME/(EXPENSES)		
Interest expense	(57,716)	(57,663)
Sale of domain name	200,000	-
TOTAL OTHER INCOME	142,284	(57,663)
NET INCOME/(LOSS)	$ 18,248	$ (327,780)

See independent accountant's review report and accompanying notes to financial statements.

CORTEX AUTOMATION, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018	4,168,033	$ 417	154,848	$ (615,863)	$ (460,598)
Net loss	-	-	-	(327,780)	$ (327,780)
ENDING BALANCE, DECEMBER 31, 2018	4,168,033	$ 417	$ 154,848	$ (943,643)	$ (788,378)
Issuance of common stock	145,362	15	4,346	-	$ 4,361
Change in fair value of warrants	-	-	-	-	$ -
Net income	-	-	-	18,248	$ 18,248
ENDING BALANCE, DECEMBER 31, 2019	4,313,395	$ 431	$ 159,194	$ (925,395)	$ (765,770)

See independent accountant's review report and accompanying notes to financial statements.

CORTEX AUTOMATION, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 18,248	$ (327,780)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	369	370
Discount on convertible note payable	7,045	7,045
(Increase) decrease in assets:		
Accounts receivable	(86,962)	(11,136)
Prepaid expenses and other current assets	1,563	61,603
Increase (decrease) in liabilities:		
Unearned revenue	(48,275)	120,532
Accounts payable	1,828	9,100
Accrued expenses	60,237	57,621
CASH USED FOR OPERATING ACTIVITIES	(45,947)	(82,645)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	4,360	-
CASH PROVIDED BY FINANCING ACTIVITIES	4,360	-
NET DECREASE IN CASH	(41,587)	(82,645)
CASH AT BEGINNING OF YEAR	89,708	172,353
CASH AT END OF YEAR	$ 48,120	$ 89,708
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **<u>Summary of Significant Accounting Policies</u>**

    The Company
    Cortex Automation, Inc. (the "Company") was incorporated in the State of Delaware on May 5, 2014. The Company is a SaaS AI that enables marketing executives at leading brands to uncover what drives the performance of their visuals.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, economic hardships affecting funding for the Company, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2019.

    Accounts Receivable
    The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

    The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019 and 2018, the Company has recorded $9,050 and $11,650 as an allowance for doubtful accounts.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment are depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                   assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the
                   marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 2019, and 2018 the Company had recognized sales of $603,432 and $432,330, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

During 2017, in connection with the note payable discussed in Note 5, the Company entered into a revenue sharing agreement. Under the terms of this agreement, the Company is to pay 6% of gross sales, not to exceed $600,000 over the three-year term of the agreement, unless revenue sharing payments were not made in the prior month, or did not hit the minimum threshold of $7,500 per month. In such case, the term of the agreement will be extended for an additional month for each month in arrears. Future minimum payments are $7,500 per month. For the year ending December 31, 2019, the Company has made one payment, in the amount of $7,689. For the year ending December 31, 2018, the Company made one payment in the amount of $7,191.

3. <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:

Office Equipment	$	1,108
		1,108
Less: Accumulated depreciation		1,108
Total	$	-

Property and equipment consisted of the following at December 31, 2018:

Property and equipment at cost:

Office Equipment	$	1,108
		1,108
Less: Accumulated depreciation		739
Total	$	369

4. <u>**Convertible Notes**</u>

The Company has issued several promissory notes. In 2014, four promissory notes were issued for a total of $400,000 with 8% APRs and maturity dates in 2020. In 2015, four promissory notes were issued for a total of $100,000, with 8% APRs and maturity dates in 2020. In 2017, four promissory notes were issued for a total of $125,000, with 5% and 6.5% APRs and maturity dates in 2020.

5.   **Note Payable**

Debt consisted of the following at December 31, 2019:

Contract note payable; interest at 2.47% per annum, maturing in November 2022, monthly payment of $4,601, beginning November 2020, uncollateralized.	$105,433
Less: Current portion of notes payable	4,601
Long term portion of notes payable	100,832

Maturity of the note payable is as follows:

December 31, 2020	$ 4,601
December 31, 2021	53,265
December 31, 2022	47,564
	$ 105,433

6.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2019, and 2018, 4,313,395 and 4,168,033 shares, respectively, have been issued and are outstanding.

Stock Warrants
In May 2017, the Company renewed a convertible note for $250,000 (which was originally issued in 2014) with detachable warrants. Under this agreement, the investor is allowed to purchase up to 100,000 shares of the Company's common stock, par value $0.0001 per share, at an exercise price of $0.41 per share, exercisable prior to May 31, 2022. Total funds received of $250,000 were allocated $35,223 to the warrants and $214,777 to the note. The values assigned to both the notes and the warrants were allocated based on their relative fair values. The relative fair value of the warrants of $35,223 at the time of issuance, which was determined using the Black-Scholes option-pricing model, was recorded as additional paid-in capital and reduced the carrying value of the note. The discount on the note is being amortized to interest expense over the trem of the note. At December 31, 2019 and 2018, the unamortized discount on the note is $16,438 and $23,482, respectively.

2014 Stock Incentive Plan
The Company has the authority to issue up to 1,000,000 shares of common stock options to employees, contractors and advisors. The Company has issued 836,617 shares of stock options as of December 31, 2019 and 2018. As of December 31, 2019, and 2018, 163,383 shares are still available for issuance under this plan. The Company has recorded nil stock-based compensation expenses for the years ending December 31, 2019 and 2018.

7.   **Goodwill**

Goodwill consists of purchased intangible assets from another Company. The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

8.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on May 5, 2014 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9.   **Subsequent Events**

In 2020, the Company issued four promissory notes for a total of $165,000 with 6% APRs and maturity dates in 2020, which have been converted to equity during 2020.

During 2020, the Company amended their articles of incorporation to authorize the issuance of up to 3,508,714 shares of preferred stock, consisting of: (1) Series Seed 1 – Preferred Stock (1,307,283 shares authorized), (2) Series Seed 2 – Preferred Stock (344,564 shares authorized), (3) Series Seed 3 – Preferred Stock (70,041 shares authorized), and (4) Series Seed 4 – Preferred Stock (1,786,826 shares authorized).

In 2020, $790,000 of convertible notes (including the notes issued during 2020 of $165,000) were exchanged for 1,721,888 shares of preferred stock.

During 2020, the Company received a Paycheck Protection Program loan from the Small Business Administration, in the amount of $61,382. This loan is forgivable if certain conditions are met. Although the loan hasn't been officially forgiven by the Small Business Administration, the Company believes they fulfilled all the requirements for this loan to be cancelled.

The Company has evaluated subsequent events through November 25, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.